Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and a transcript of a video message that was made available to employees of Forest Laboratories, Inc., on June 17, 2014:

Dear Forest Colleagues,

Today, we are releasing the fourth and final video in our ACT + FRX Executive Leadership series. In this final piece, the proposed leadership of Actavis + Forest talk candidly about the importance of employee culture and how the “Our Winning Way” culture program will continue to inspire and engage employees around the world.

You may view the video HERE. (Must be on the Forest network to view.)

The video will also be made available for viewing on the Forest Portal homepage and the Field Sales Guru site.

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[Video Transcript]

Opening Scroll #1

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

#2

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

#3

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013 and Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

#4

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

#5

In anticipation of the completion of the acquisition of Forest by Actavis at mid-year, teams from across both companies are working to prepare for integration of the companies following the close.

#6

Members of the proposed Executive Leadership Team for the combined company were invited to discuss the importance of employee culture and how Our Winning Way will serve as the foundation for inspiring, engaging and driving employee, team and company success.

INTERVIEWEE	AUDIO
Paul Bisaro Executive Chairman 00:48-01:04	You know, I think one of the single most important things we did at, at Actavis, was create challenge, connect, commit; our, what we call our winning way. And, and, you know, it has really brought together what was a disparate group of people from many cultures around the world.

David Buchen Executive Vice President Commercial, North American Generics & International 01:04-01:23	Our mission about challenge, connect and commit, those aren’t just words that are on a poster. People really do, on a day to day basis, conduct themselves in that manner to make sure that the company is a success, but also to make sure that people treat each other with respect and enjoy their jobs when they’re at, when they’re at the office.

Bob Stewart COO 01:23-01:37	People can identify with it and they personalize it. You know, I could think about it all the time in terms of I challenge, I connect, I commit, you know, those are, those are three C’s that, easy to identify with, they, they span the globe and you can personalize it day in and day out.

Paul 01:37-02:09	But it means so many different things. If you think about how we challenge ourselves in our jobs, in our homes, in, in our, in our neighborhoods and, and all the things that we do and how we connect, how do we connect with our customers, how do we connect with physicians, how do we connect with patients. And then committing ourselves to the excellence that we need to have. If they commit to all those things and they challenge themselves to it, we will not only connect with our customers, we’ll connect with each other. And we’ll conn— connect ultimately with our investors, and our investors will be very pleased because the results of the company will be the proof in the pudding.

Bill Meury Executive VP Commercial, North American Brands 02:09-02:27	Yeah, another thing I think the employees should, should know when they think about commit, challenge and connect, is that they have the full support of the management team and that we are behind them 150%. We understand the sacrifices they make to produce high quality work and we will always have their back as you often put it, Brent.

Brent Saunders CEO and President 02:27-02:54	The one thing that you really can’t tell till you start doing some of the pre-integration activities and, and getting to know each other better is how the cultures are going to fit together. And, and your winning way is, is very akin to the culture at Forest. Now, I’m sure there’ll be some differences, but they’re more similarities than differences. And I think, I think bringing the cultures together will be a really exciting part of, of the integration in ultimately creating the greatest company in the world.

Bill 02:54-03:10	As time goes by and as the two companies get more and more integrated, we’re going to find that there are many more similarities and differences and we’re going to place a premium on things like performance and having a bias for action and, among other things, and I think it’s a very promising future.

David 03:10-03:25	The cultures of the two companies are completely complimentary. The senior teams from both companies, have been spending a lot of time with each other and to a number, we all get along well. And we’re all rowing in the same direction and we want to make this company a tremendous success.

Paul 03:25-03:30	Sure makes it a lot easier when we’re all rowing in the same direction, doesn’t it?

Brent 03:30-03:38	But no, those three simple words are great guideposts for our employees. And if they do those things, it will create a great environment for us to be successful.

Paul 03:38-03:45	And I look forward to bringing on Forest people into that and, and helping them get part of, get part of challenge, connect and commit.

Brent 03:45-04:27	You think about what makes exceptional companies, it, it’s people, right? And, and, here we’re going to have a company that is, is dedicated to its people, is a performance orientated culture, a place where people are encouraged to have fun because they work so hard, but probably most importantly, is a place where people come to work to help other people live their lives better. And that at the end of the day, whether we’re making affordable medicine in a high quality, reliable way, or we’re creating innovation and new therapies, we’re changing and impacting patient’s lives. And to be able to all that and, and have that bonus of, of doing great things for people is, is really a home run.